EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended March 31,		Nine Months Ended March 31,
	2008	2007	2008	2007

Basic Earnings Per Share

Net earnings	$316,000	$831,000	$442,000	$1,900,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,918,000	8,122,000	8,076,000	8,110,000

Basic Earnings Per Share	$0.04	$0.10	$0.05	$0.23

Diluted Earnings Per Share

Net earnings	$316,000	$831,000	$442,000	$1,900,000

Weighted-average Common Shares:

Outstanding	7,918,000	8,122,000	8,076,000	8,110,000

Stock Options	66,000	108,000	71,000	101,000

Restricted Stock	289,000	210,000	264,000	180,000

Diluted Shares Outstanding	8,273,000	8,440,000	8,411,000	8,391,000

Diluted Earnings Per Share	$0.04	$0.10	$0.05	$0.23